MEMORANDUM

TO:	Vincent Di Stefano

FROM:	Joshua Deringer

DATE:	May 21, 2009

RE:	Registration Statements of Hatteras Ramius 1099 Fund and Hatteras Ramius 1099 Institutional Fund

This memorandum summarizes the comments received from you on the above-referenced filings (the “Registration Statements”) and the Registrants’ responses.  Capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the Registration Statements.

Registration Statement

Prospectus

General

1.           Please explain in your response letter why the Sub-Adviser funds in which the Master Fund invests should not be considered to be integrated with the Fund for the purpose of calculating the number of beneficial owners of the Sub-Adviser funds under Section 3(c)(1) of the Investment Company Act of 1940 (the “Act”) or, if applicable, disqualifying the Sub-Adviser funds’ exception from the definition of investment company under Section 3(c)(7) of the Act.

If it is possible for the voting securities of companies excepted from the definition of investment company under Section 3(c)(1) of the Act to constitute more than 10% of the Master Fund’s holdings, explain how the Fund will be managed to deal with the resultant regulatory issues.  If companies excepted from the definition of investment company under Section 3(c)(7) of the Act will be acquired, explain why in your view Section 48(a) of the Act should not preclude such investments.  If the Master Fund may invest a material amount of its assets in any one underlying fund, reconcile such investments with the prohibitions of Sections 17(a), (d) & (e) of the Act.

Pursuant to SEC rules and staff interpretations, the Sub-Manager Funds are not required to “look through” the Master Fund or the Fund for purposes of 3(c)(1) or 3(c)(7) unless: (i) the Master Fund or the Fund were formed for the specific purpose of investing in a Sub-Manager Fund; or (ii) the Master Fund owns 10% of a Sub-Manager Fund that is a 3(c)(1) fund.  Pursuant to staff interpretations, unless the Master Fund invests at least 40% of its capital in any Sub-Manager Fund, there is a presumption it was not formed for that purpose.  The 10% test measures the amount of the Sub-Manager Fund’s assets that are owned by the Master Fund – not the Fund’s assets.  Finally, the Funds operate in a manner such that no Sub-Manager Fund should be a first or second tier affiliate triggering application of Section 17.

2.           Disclose at the bottom of the facing page of the Feeder Fund’s registration statement that the Trustees of the Master Fund have executed the registration statement.

The requested disclosure will be added.

3.           Please state in your response letter whether FINRA will or has reviewed and raised no objections to the proposed terms and arrangements of this offering.

These Funds have submitted material to FINRA as required by applicable rules.  FINRA is still reviewing the materials at this time.

Prospectus Cover Page

4.           Consistent with plain English principles, we suggest that you clarify whether the “Sub-Manager Funds” are actually hedge funds.  Clarify that the Sub-Manager Funds are not registered with the SEC.

Some of the Sub-Manager Funds are hedge funds and some are not.  The prospectus states that Sub-Manager Funds include “hedge funds, private investment funds and other investment funds” and that many of the Sub-Manager Funds are not required to register with the SEC.

5.           Please disclose that an investment in a Fund presents a heightened risk of total loss of investment and make prominent the disclosure that the Sub-Manager Funds are subject to special risks.  See Item 1.l.j. of Form N-2.

Item 1.1.j requires a cross-reference to the risk factors and the prospectus cover contains such a cross-reference.  The prospectus cover also states that investing in the Funds “involves a heightened risk of significant loss.”

6.           The pricing table does not contain maximum and minimum total offering amounts.  Please revise accordingly.

The requested disclosure is not required as the Funds’ distributor has not received an over-allotment option (see Instruction 4).

7.           Please revise the pricing table currently appearing on the cover of the prospectus consistent with the requirements in Instructions 5 and 6 of Item 1.1.g. of Form N-2. Disclose the amount of initial offering expenses referenced in note 3 to the pricing table.  Revise the paragraph following note 3 to conform to the requirements of Rule 481 under the Securities Act of 1933.

The requested changes will be made.

8.           With respect to footnote 1 to the pricing table, please disclose how much the Investment Manager and/or its affiliates will pay from their own resources as additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares or servicing of investors.

The amount of payments cannot be specified as they will vary.

9.           Please confirm that the three paragraphs of text preceded by the pricing table and footnotes will appear on the outside front cover of the prospectus.

The three paragraphs of text preceded by the pricing table and footnotes will appear on the outside front cover of the prospectus.

10.           May the Funds terminate the offering at any time?  If so, expand the discussion to indicate the circumstances under which the Funds may terminate the offerings and identify any material risks to either the then existing Shareholders or to potential investors.

Responsive disclosure will be added.

11.           Please confirm that “Eligible Investors” is defined on the cover page.

The term “Eligible Investors” is not defined on the cover page.  The cover page cross-references the definition.

12.           If these offerings will be made in reliance on Rule 415 under the Securities Act of 1933, please furnish the undertakings required by Item 512(a) of Regulation S-K.

The referenced undertakings will be furnished.

Fund Fees and Expenses

13.           Is the expense reimbursement agreement referenced in footnote 8 to the Feeder Fund fee table terminable at any time by the Investment Manager and/or Sub-Adviser?  If so, please disclose this in the footnote.  If the agreement is contractual, please attach the contract as an exhibit to the registration statement.

The expense reimbursement agreement is contractual and will be filed as an exhibit.

14.           Why does the fee table contain the line item “Interest Expenses”?  Why is the cost zero?

The line item “Interest Expenses” is responsive to Item 3 of Form N-2 which requires disclosure of interest expenses on borrowed funds.  However, the Funds do not anticipate having any interest expenses in the first year of operations.

15.           Why are the expenses listed in the second sentence of footnote 6 to the Feeder Fund fee table not considered to be Acquired Fund Fees and Expenses?

The expenses listed in that sentence are considered Acquired Fund Fees and Expenses.  The disclosure will be revised to indicate that these expenses are considered Acquired Fund Fees and Expenses and are included in the calculation of Acquired Fund Fees and Expenses for the fee table.

16.           Please conform disclosure of the aggregate expenses of the Master Fund and the Feeder Fund to the requirements of Instruction 10 h. to Item 3 of Form N-2.

The disclosure currently conforms with the referenced Instruction.

17.           What are the “other services” referenced in the second sentence of the paragraph following the Example, titled “Management Fee”?  How do they differ from the services covered by the Fund Servicing Fee?

The other services referred to are portfolio management related services such as risk management, as opposed to certain administrative services paid for with the Fund Servicing Fee.

18.           Are all expenses described in the paragraph titled “Administrative Services” contained in the fee table?  How are the administrative services described in this paragraph different from the ones described in the preceding paragraph?  What is the “regulatory administration fee”?

They are all contained in the line item entitled “Other Expenses.”  As set forth in the respective agreements, there are different services provided by each of the administrator and servicing agent.  Some of the services concern the same subject matter in situations where each of these parties is collaborating in the effort.  Pursuant to an agreement with the Feeder Fund’s administrator, the administrator will receive a regulatory administration fee for providing certain regulatory administration services to the Feeder Fund.

19.           Pursuant to what authority may the Funds treat offering costs as described in the second paragraph of the section titled “Fund Expenses”?

The language to which you refer will be deleted.

Funds Summary

20.           Please disclose that the Funds will provide Shareholders with 60 days advance notice of any change in a Fund’s name, investment objective or principal strategies.

No part of these Funds’ names are subject to Rule 35d-1.  Therefore, the Registrants respectfully decline this comment.

21.           Please clarify whether the Funds are “funds of hedge funds.”

As discussed above, some, but not all, of the Sub-Manager Funds utilize “hedge fund” strategies.  Therefore, the Registrants believe it is not accurate to describe the strategy as a “fund of hedge funds.”

22.           Please define the terms “Opportunistic Equity,” “Enhanced Fixed Income,” and “Absolute Return.”

Please see disclosure included under the section “Investment Objectives and Strategies: Asset Classes and Investment Strategies.”

23.           Considering the strategies disclosed elsewhere in the prospectus, why does this section not identify the following risks:  manager risk, derivatives-related risks, default, foreign and emerging markets risks and small cap stock risk?  Also, please insert “High Portfolio” before “Turnover” and consider separating “Counter-Party Credit Risk” into “Counterparty Risk” and “Credit Risk.”

Manager risk, derivatives-related risks, default, foreign and emerging markets risks and small cap stock risk are currently described in the SAI and will be moved to the prospectus.  Registrants will insert “High Portfolio” before “Turnover” and separate “Counter-Party Credit Risk” into “Counterparty Risk” and “Credit Risk.”

24.           Please summarize in this section all of the Funds investment strategies listed in the section titled “Investment Objectives and Strategies,” and summarize their principal risks.

A full description of the Funds principal investment strategies and principal risks is currently included in the prospectus.  Registrants do not believe that it is appropriate to attempt to summarize the Funds’ principal investment objectives and principal risks in this section and prefer to refer members to the full disclosure already contained in the prospectus.

Management of the Fund

25.           Please provide for each member of the Funds’ joint investment committee the disclosure required by Item 9.1.c. of Form N-2.

Please see disclosure included under the section entitled “Management of the Fund: Joint Investment Committee.”

Investment Objective and Strategies

26.           The disclosure indicates that the Sub-Adviser may reduce or terminate the Master Fund’s investments in the Sub-Manager Funds.  Disclose how easily the Sub-Adviser will be able to reduce or terminate a Sub-Manager Fund holding at net asset value.  In this regard, will the Master Fund be required to pay any additional amounts to terminate a position in a Sub-Manager Fund?

The redemption or withdrawal provisions regarding the Sub-Manager Funds vary from fund to fund.  Therefore, the Master Fund may not be able to withdraw its investment in a Sub-Manager Fund promptly after it has made a decision to do so.  Some Sub-Manager Funds may impose early redemption fees while others may not.  This may adversely affect the Fund’s investment return or increase the Fund’s expenses and limit the Fund’s ability to make offers to repurchase Shares from Shareholders.  This disclosure is included in the prospectus.

27.           Please define and explain all of the Funds’ investment strategies listed in this section of the disclosure, and disclose their principal risks in the section of the prospectus dedicated to risk disclosure.

Registrants confirm that all of the Funds’ principal investment strategies are listed in this section.  As indicated in our responses to Comments 48-50 and 52 below and Comment 23 above, to the extent not already disclosed, their principal risks will be disclosed in the prospectus.

28.           The discussion indicates what the Sub-Adviser will consider when deciding  whether to invest in a particular Sub-Manager Fund. In your response letter explain the source of the information upon which the Sub-Adviser will rely with respect to both the Sub-Manager Funds and their investment managers and whether the information is available to the public.

The Sub-Adviser considers information from various sources, some of which is public, and some of which is not.

29.           Clarify whether or not, when deciding to invest in a particular Sub-Manager Fund, the Sub-Adviser will also consider any of the following:  (1) the amount or type of performance fee charged by the investment manager; (2) purchase fees or sales charges imposed by the Sub-Manager Fund; or (3) Sub-Manager Fund liquidity or repurchase programs.

The Sub-Adviser considers such factors as: (1) the amount or type of performance fee charged by the investment manager; (2) purchase fees or sales charges imposed by the Sub-Manager Fund; and (3) Sub-Manager Fund liquidity or repurchase programs.  In its consideration, the Sub-Adviser does not rank the importance of any particular piece of information or factor considered, nor is any one factor determinative of whether to invest in a Sub-Manager Fund.

30.           What will the Funds’ rights and status be in relation to all other Sub-Manager Fund investors?

The Funds’ rights and status will generally be similar to all other investors in the same class of a Sub-Manager Fund, provided, however, the Funds may waive voting rights.  Additionally, a Sub-Manager Fund may grant preferential rights to other investors without informing a Fund or may grant the Funds preferential treatment.

31.           Please clarify that high-yield debt securities are also known as “junk.”

The SAI currently indicates that high-yield debt securities are also known as “junk.”   This disclosure will be added to the prospectus.

32.           Disclose to what extent will the Funds invest in emerging market and other foreign securities?  Please disclose in this section of the prospectus.

Many of the Sub-Manager Funds have broad investment mandates that could permit investments in emerging markets and other foreign securities.  The Sub-Adviser does not maintain specific limits as to what percent of assets are indirectly comprised of emerging markets and foreign securities.  However, there are currently internal limits of 5% to each Sub-Manager Fund allocation in order to enhance the Sub-Adviser’s risk management and associated emerging markets and foreign securities exposures.

33.           Disclose the extent to which the Funds expect to borrow for all purposes.  If the Funds are authorized and intend to borrow money for investment purposes, the fee table must show the amount of interest payments on borrowed funds.  Please add appropriate disclosure accordingly.

Please see our response to comment 14.

34.           Disclose the maximum extent to which the Board may modify the Funds’ borrowing policies, including percentage limitations and purposes of borrowings.

The Board can modify a Fund’s borrowing policies subject to applicable law, including any required shareholder approval.  Disclosure to this effect is included in the Statement of Additional Information.

35.           Clarify whether any of the Sub-Manager Funds are subject to any maximum amounts of leverage that can be employed.  If there is none, so state.

Indicate where appropriate in the prospectus whether the Funds could invest in Sub-Manager Funds that leverage beyond 300%.  Will the Funds establish any quantitative guidelines or policies concerning Sub-Manager Funds that leverage?  What is the maximum amount the Funds may leverage when aggregating the borrowings of the Funds and that of the Sub-Manager Funds?

The amount of leverage that a Sub-Manager Fund may use varies by fund.  The prospectus discloses that the 1940 Act’s leverage limitations do not apply to Sub-Manager Funds.

The Funds do not have any quantitative guidelines or policies concerning Sub-Manager Fund leverage.  However, each Sub-Manager Fund’s leverage is monitored.  If a Sub-Manager Fund exceeds the norms of historical usage, peer groups or the basic parameters of a given strategy, the Investment Manager maintains the right to inquire further.

36.           Disclose whether or not there are any percentage thresholds or other parameters that the Investment Manager will use as guidelines when determining whether a Sub-Manager Fund is using an inappropriate degree of leverage.  Will the Investment Manager be given access to all of the information that it needs, on a timely basis, to enable it to perform the monitoring activities described in the third sentence?

As mentioned in the response above at No. 35, the Investment Manager does not maintain specific leverage thresholds or parameters.  The Investment Manager is given enough access to information where it reviews each individual vehicle during its monitoring activities to gauge the appropriateness of leverage amounts.  This is either facilitated through quantitative measures, regular correspondence or onsite due diligence.

37.           To the extent applicable, highlight the Funds’ ability to (1) effect service of process within the U.S. on foreign Sub-Manager Funds; (2) enforce judgments obtained in U.S. courts against foreign Sub-Manager Funds based upon the civil liability provisions of the U.S. federal securities laws; (3) enforce, in an appropriate foreign court, judgments of U.S. courts based upon the civil liability provisions of the U.S. federal securities laws; and (4) bring an original action in an appropriate foreign court to enforce liabilities against a Sub-Manager Fund or other person based upon the U.S. federal securities laws. Also, clarify whether Shareholders would ever be able to bring claims directly against the Sub-Manager Funds, domestic or foreign, or whether all such claims must be brought by the Board on behalf of Shareholders.

The Statement of Additional Information indicates:  “The Funds have no assurances that they will be able to:  (1) effect service of process within the U.S. on foreign Sub-Manager Funds; (2) enforce judgments obtained in U.S. courts against foreign Sub-Manager Funds based upon the civil liability provisions of the U.S. federal securities laws; (3) enforce, in an appropriate foreign court, judgments of U.S. courts based upon the civil liability provisions of the U.S. federal securities laws; or (4) bring an original action in an appropriate foreign court to enforce liabilities against a Sub-Manager Fund or other person based upon the U.S. federal securities laws.  It is unclear whether Shareholders would ever be able to bring claims directly against the Sub-Manager Funds, domestic or foreign, or whether all such claims must be brought by the Board on behalf of Shareholders.”

38.           Provide examples of the circumstances where the Board could determine that continued investment of a Shareholder in a Fund is not in the best interests of the Fund.  In this regard, clarify whether the right of the Funds to require a Shareholder to tender all of his or her Units could only arise in the context of a voluntary tender by a Shareholder.  Also, in your response letter discuss the legal basis that gives the Board, in its sole discretion, the authority to require a Shareholder to tender all of his or her Units.

The Funds would generally require a Shareholder to tender or redeem Units in accordance with the authority provided by Rule 23c-2 of the 1940 Act.

Risk of Investing in the Funds

39.           The disclosure pertaining to the Funds’ valuation procedures indicates the Funds will defer to the Sub-Manager Funds’ valuation methodologies.  Please explain supplementally why this is consistent with the duties of the Funds’ trustees to determine fair valuation procedures.  Also disclose the conflict of interest resulting from the Sub-Manager Funds’ advisers’ compensation scheme, i.e., that asset-based compensation gives the advisers a reason to overvalue assets under management.

The disclosure does not state that the Fund will defer to the Sub-Manager Funds’ valuation methodologies.  Utilizing the valuation procedures described in the prospectus, the Fund will calculate a fair value.  Many times this will be based on the valuation information provided by the Sub-Manager Funds.  The Registrants note that this type of valuation methodology is very similar to that of other registrants, including the DB Hedge Strategies Fund referenced by you below.  The prospectus discloses that a “Sub-Manager may face a conflict of interest in valuing such securities since their values will affect the Sub-Manager’s compensation.”

40.           Describe any possible impediments to monitoring the performance of the Sub-Manager Funds on a regular basis.

There is substantial effort and work being placed on continuously building and implementing performance monitoring systems that include receiving quantitative and qualitative information from each Sub-Manager Fund.  The following sentences will be added to the end of the section entitled “Special Risks Of Fund Of Funds Structure – Valuation Of Sub-Manager Funds” in the prospectuses: “Promoting transparency and receiving necessary information from Sub-Manager Funds may possibly be an impediment to monitoring the performance of the Sub-Manager Funds on a regular basis.”

41.           Disclose how regularly the Adviser will monitor Sub-Manager Fund returns, contact Sub-Manager Fund managers to discuss performance, evaluate Sub-Manager Funds and reallocate Fund assets.  Also disclose how much time the reallocation process is expected to take.

Returns are generally received monthly and quarterly from Sub-Manager Funds.  The Investment Manager reviews each performance figure and discusses them accordingly.  Generally, most written contact is monthly, while verbal contact is typically quarterly and more formal interviews are annual.

There is no specific amount of time allocated to the reallocation process; however, it constitutes an important part of what the investment team does.  The process currently incorporates due diligence, exploring relative opportunity sets and comparing Sub-Manager Funds to peer groups.

42.           Please disclose under what circumstances Sub-Manager Funds would likely make an in-kind payment to the Funds.  Do the Funds negotiate the terms of redemption and sale with Sub-Manager Funds, or are the terms of investment established by the Sub-Manager Funds?

The circumstances under which a Sub-Manager Fund would make an in-kind distribution are not within the control of the Registrants.  The Funds may negotiate terms with Sub-Manager Funds from time to time, although the terms are typically established by the Sub-Manager Fund.

43.           Disclose the approximate amount of time that is likely to lapse (1) between the time a Shareholder submits a repurchase request and the effective date of repurchase and (2) between the effective date of the repurchase and the receipt of cash for Units tendered.

Tender offers end approximately 95 days prior to the effective date of a repurchase.  Investors are then paid at least 95% of their cash payment within 90 days of the effective date.  The remaining payment is made within 45 days after completion of the audit.  This process (including the timeline) is disclosed in the prospectus (the draft prospectus as filed provides that tender offers will end approximately 65 days prior to the effective date of a repurchase.  However, the Registrants intend to change this period to 95 days in a pre-effective amendment).  The fiscal year-end is March 31.

44.           Indicate how the Board will be able to discharge its duty to determine the fair value of the Funds’ assets in light of the disclosure in this section regarding the lack of transparency of Sub-Manager Fund operations; and the Funds’ inability to obtain information about the securities in which the Sub-Manager Funds invest, or their valuation.

The Funds have adopted valuation procedures designed to use the best available information to fair value Sub-Manager Funds.

45.           Indicate that the Funds’ strategy may be negated where one Sub-Manager Fund purchases securities of an issuer whose securities are being sold by another Sub-Manager Fund.

Disclosure to this effect is in the prospectus under the heading “Investment Managers Invest Independently.”

46.           Clarify whether there are any limits on the amount of the Funds’ potential liability resulting from an agreement to indemnify a Sub-Manager Fund and its investment managers.  In this regard, in your response letter provide us with your views as to whether the Funds’ agreement to indemnify a Sub-Manager Fund and/or its investment managers implicates Section 18 of the 1940 Act.

The Master Fund invests as a shareholder, limited Shareholder, member or similar capacity in the Sub-Manager Funds.  Therefore, its liability is generally limited to its capital account in a Sub-Manager Fund.  It is common in the investment company industry for funds to invest in companies with indemnification rights.

47.           The information contained in the last sentence of the section titled “Turnover” should be accorded separate risk factor treatment.  In this regard, provide, in a footnote to the Funds’ fee tables, the approximate range of the expenses that the Master Fund may incur when it liquidates a position in a Sub-Manager Fund.  Also, please quantify the level of turnover anticipated within Sub-Manager Funds.

Redemption fees and costs vary among Sub-Manager Funds; therefore, the Registrants cannot reasonably provide a range of the expenses that the Funds may incur when they liquidate a position in a Sub-Manager Fund.  As such, the Registrants respectfully decline this comment.
The Registrants are unable to quantify the level of turnover anticipated within Sub-Manager Funds because it varies from Sub-Manager to Sub-Manager Fund.

48.           Please include in this section detailed descriptions of the material risks of each hedge fund investment strategy and asset class described in the prospectus.  Include prospectus disclosure of the risks of the securities activities of the Sub-Managers.

The material risks of the asset classes and investment strategies that make up each asset class are currently described in the SAI and will be moved to the prospectus.

The general risks of the securities activities of the of the Sub-Managers, including the risk of loss of capital, are disclosed in the section entitled “General Investment Related Risks - Risks of Securities Activities of the Sub-Managers” of the prospectus with cross reference to additional disclosure in the SAI.  The additional detailed risk disclosure of the securities activities of the of the Sub-Managers contained in the SAI will be moved to this section of the prospectus.

49.           The paragraphs titled “Credit Facility,” “Absence of Liability,” “Anti-Money Laundering,” “Borrowing, Use of Leverage” and the second paragraph under the heading “Conflicts of Interest” do not contain risk disclosure.  Please move them to an appropriate part of the prospectus, and provide risk disclosure in their place.

The paragraphs titled “Credit Facilities,” “Absence of Liability” and “Anti-Money Laundering” will each be moved to an appropriate part of the prospectus, and “Conflicts of Interest” will be disclosed in a new stand-alone section of the prospectus.

The paragraph titled “Borrowing, Use of Leverage” discloses the increased risks associated with leverage and the potential for the Master Fund’s portfolio to be exposed to such increased risk as a result of its investment in Sub-Manager Funds.  As such, the Registrants respectfully decline this comment.

50.           Include disclosure of default risk in the discussion of Enhanced Fixed Income Risks.

Default risk is disclosed in the SAI and will be moved to the prospectus and included in the discussion of the material risks of the Enhanced Fixed Income asset class.

51.           Consider eliminating the repeated use of the phrase “more volatility and risk” and replacing it with issue-specific risk disclosure.

The phrase “more volatility and risk” is included three times in the prospectus, each describing the risks associated with the three Enhanced Fixed Income asset class investment strategies under the section “Asset Class-Specific Investment-Related Risks.”  In each instance, additional disclosure is provided relating to the cause of the increased volatility and risk associated with these investment strategies. Accordingly, the Registrants respectfully decline this comment.

52.           The disclosure pertaining to Opportunistic Equity risk is incomplete and contains non-risk disclosure.  Please remove the second sentence of the paragraph and provide complete disclosure of all material risks of the strategy.

The Opportunistic Equity risk disclosure currently discusses the risks of short sales and hedging, risks common to each of the three investment strategies employed by the Opportunistic Equity asset class.  Additional disclosure of risks of each investment strategy, as discussed in response to Comment 48, above, is found in the SAI and will be moved to the prospectus.

The second sentence of the paragraph in the Opportunistic Equity risk disclosure will be removed as it is already included in the section “Asset Classes and Investment Strategies – Opportunistic Equity.”

53.           The last paragraph of the Enhanced Fixed Income section does not contain risk disclosure.  Please revise accordingly.

The last paragraph of the section “Asset Classes and Investment Strategies – Fixed Income” discloses the risk of Sub-Managers’ hedging techniques, including the potential of “lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.”  As a result, the Registrants respectfully decline this comment.

54.           Disclose whether, and the extent to which, there is any limit on the amount the Funds may invest (directly or indirectly) in foreign assets.

See response above at No. 32.

55.           Disclose how the Funds intend to monitor the turnover rates of the Sub-Manager Funds.

The Funds monitor the turnover rates of the Sub-Manager Funds on a Sub-Manager Fund by Sub-Manager Fund level with the understanding that certain strategies, by their very nature, will have higher turnover ratios than others.

56.           Please describe how conflicts of interest will be resolved.

Please see the conflicts of interest disclosure in the SAI.

Tender Offers/Offers to Repurchase

57.           Disclosure in this section indicates the Funds’ repurchase offers will “generally range from 5%-20% of the Fund’s shares.”  Is this accurate?  Is a figure materially greater than 5% consistent with recent repurchase offers of other Hatteras Funds?  Do the Funds differ from other Hatteras Funds in any material respect?  What factors influence the size of a repurchase offer?

The Board will set the amount of the repurchase offer based on relevant factors, as disclosed in the prospectus, including the liquidity of the Master Fund’s positions and the Shareholders’ desire for liquidity.  These Funds are less constrained than other Hatteras Funds in the amount of tenders they may accept due to differing tax structures.

Calculation of Net Asset Value

58.           With respect to the Net Asset Valuation discussion see, generally, the net asset valuation discussion contained in DB Hedge Fund Strategies Fund LLC, filed August 27, 2002 (Securities Act Registration Number 333-72104).  In this regard, confirm, add to or revise, as appropriate, all applicable sections of the prospectus (not merely the discussion appearing under the heading “Net Asset Valuation”) consistent with, but not limited to, the DB Hedge Fund Strategies Fund LLC net asset valuation discussion.

The Registrants’ disclosure is substantially similar to that of DB Hedge Fund Strategies LLC.

59.           Add a statement indicating generally the period of time that is expected to elapse between the occurrence of an event necessitating the pricing of Fund assets and the receipt of valuation information from the investment managers of the Sub-Manager Funds.

A substantial amount of time may elapse between the occurrence of an event necessitating the pricing of Fund assets and the receipt of valuation information from the investment managers of the Sub-Manager Funds.  This is disclosed in the prospectus.

60.           Clarify whether a Shareholder may have a cause of action if he or she purchases under valuations that are not appropriate.

The Registrants know of no rules requiring disclosure of possible and theoretical causes of action by investors and therefore respectfully decline the comment.

61.           What permits a Fund to suspend calculation of net asset value, considering it is only done once a month?

Unlike open end funds that are required to redeem securities, closed end funds are not subject to Section 22’s restrictions on NAV suspension.  The Registrants note that the disclosure to which you referred above regarding NAV calculation (DB Hedge) similarly permits suspension whenever the Board deems it appropriate for a fund that calculated net asset value once a month.

Repurchase of Shares

62.           The prospectus indicates that repurchases are expected to occur quarterly.  It therefore appears that the Funds can repurchase shares prior to completion of the annual audits of the Sub-Manager Funds.  Describe the potential risks to Shareholders of a repurchase without the information of an audit.

Please see paragraph four under the section titled “Net Asset Value Calculation” in the prospectus.

63.           May payment in connection with any repurchase offer be made partly in cash and partly in-kind?  If so, will all Shareholders be treated the same? If not, please explain how these distributions might be handled and why, in your view, the contemplated approach complies with Section 18 of the 1940 Act.  Additionally, please disclose that interests in Sub-Manager Funds and/or securities received in-kind may be subject to restrictions on resale, and describe the consequences and risks to Shareholders of acquiring and holding these assets.  Moreover, disclose if true, that certain Shareholders would be prohibited from even holding such securities.  Expand the discussion to indicate that Shareholders will also incur brokerage and/or placement fees and bear market risk until such time as they convert securities that they have received as a result of an in-kind distribution into cash.

If a Sub-Manager Fund distributed securities in-kind the Investment Manager would seek to dispose of these securities in a manner that is in the best interests of each Fund and does not intend to distribute securities to Shareholders.  Disclosure to this effect is included in the prospectus.

64.           We suggest that you consider including a hypothetical example of a repurchase offer that gives effect to the repurchase procedures.

The Registrants believe that the detailed explanation of the process contained in the prospectus is sufficient.

65.           Provide examples of the circumstances where a Fund would require a Shareholder to tender all shares held.

See response above at No. 38.

66.           State whether or not the Funds could ever agree to indemnify a Sub-Manager Fund and/or its investment manager(s).

See response above at No. 46.

67.           Clarify whether Shareholders will receive the estimated monthly NAV free of charge.

Shareholders will receive the estimated monthly NAV free of charge upon request.  This will be clarified in the prospectus.

Statement of Additional Information

Fundamental Policies

68.           Please revise the Funds’ concentration policy to conform to the requirements of the Act.  Please clarify that each Fund will not invest 25% or more of its assets in a single industry or group of industries.

The Registrants believe the concentration policy conforms to the requirements of the 1940 Act.  The Registrants note that other SEC reviewers have required other similar Registrants to utilize a substantially similar concentration policy in the context of a fund of funds.

Independent Trustees and Officers

69.           Please provide the required disclosure for the Funds’ Independent Trustees.

Responsive disclosure will be added.